UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

OWL ROCK TECHNOLOGY INCOME CORP.

(Name of Subject Company (Issuer))

OWL ROCK TECHNOLOGY INCOME CORP.

(Names of filing Person (Offeror and Issuer))

Class S Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

69120R 100

(CUSIP Number of Class of Securities)

Class D Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

69120R 209

(CUSIP Number of Class of Securities)

Class I Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

69120R 308

(CUSIP Number of Class of Securities)

Bryan Cole

Chief Financial Officer and Chief Operating Officer

Owl Rock Technology Income Corp.

399 Park Avenue

New York, NY 10022

(212) 419-3000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus

Kristin H. Burns

Dwaune L. Dupree

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 28, 2023, as amended on March 13, 2023, by Owl Rock Technology Income Corp., a Maryland corporation (the “Company,” “Owl Rock,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to the number of shares (the “Shares”) of its issued and outstanding Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, and Class I common stock, par value $0.01 per share (“Common Stock ”) that can be purchased with approximately $49,451,547 (the “Offering Amount”) at a price equal to the net offering price per Share, as of March 31, 2023, of each Share of Common Stock tendered pursuant to the Offer. The Offering Amount represents the value of 5.00% of the aggregate number of the Company’s Shares outstanding as of December 31, 2022.

The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 28, 2023, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 7:00 P.M., Eastern Time, on March 31, 2023, and approximately 95,317 Class S Shares, 0 Class D Shares and 3,475,640 Class I Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. Payment of the purchase prices for the Shares tendered was made promptly in the form of non-interest bearing promissory notes issued to the shareholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. The promissory notes were held by DST Systems Inc., the Company’s transfer agent, on behalf of each tendering shareholder.

On April 24, 2023, the Company determined that, as of March 31, 2023, the net offering prices per Share of its Class S Shares, Class D Shares and Class I Shares were $10.12 per Share, $10.12 per Share and $10.12 per Share, respectively. The Company purchased all validly tendered and not withdrawn Class S Shares, Class D Shares and Class I Shares for approximately $964,612, $0 and $35,173,478, respectively. The aggregate purchase price for all Shares repurchased pursuant to the Offer was approximately $36,138,090.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2023

OWL ROCK TECHNOLOGY INCOME CORP.

By:	/s/ Bryan Cole
	Name:	Bryan Cole
	Title:	Chief Financial Officer and Chief Operating Officer